UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2023

Commission File Number: 001-39833

EZGO Technologies Ltd.

(Translation of registrant’s name into English)

Building #A, Floor 2, Changzhou Institute of Dalian University of Technology,

Science and Education Town,

Wujin District, Changzhou City

Jiangsu, China 213164

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On June 5, 2023, EZGO Technologies Ltd., a British Virgin Islands business company (the “Company”) entered into a securities purchase agreement (the “Securities Purchase Agreement”) with the purchasers listed on the signature pages thereto (the “Purchasers”), in connection with the offer and sale (the “Offering”) of an aggregate of 10,000,000 units (“Units”) at $0.85 per Unit. Each Unit consists of one ordinary share, par value US$0.001 per share (“Ordinary Share”), and one warrant (“Warrant”) to purchase one Ordinary Share at a price of $1.20 per share, subject to adjustment as provided therein. The Warrants will become exercisable for cash or on a cashless basis upon issuance and will expire one year after the issuance date. The foregoing description of the Warrants does not purport to be complete and is qualified in its entirety by the full text of the Warrants, the form of which is attached hereto as Exhibit 4.1. The sale of the Units is being made pursuant to a “shelf” registration statement on Form F-3 (File No. 333-263315) initially filed with the Securities and Exchange Commission (the “SEC”) on March 4, 2022 and declared effective on November 30, 2022, and the prospectus contained therein, as supplemented by the prospectus supplement dated June 6, 2023, filed with the SEC on June 6, 2023.

The Offering is expected to close on or around June 15, 2023. The net proceeds from the Offering are expected to be $8,470,000. The Company intends to use the net proceeds from the Offering for working capital and general business purposes.

The Securities Purchase Agreement contains customary representations, warranties and agreements by the Company and the Purchasers, and indemnification obligations of the Company against certain liabilities, including for liabilities under the Securities Act of 1933, as amended. The provisions of the Securities Purchase Agreement, including the representations and warranties contained therein, are not for the benefit of any party other than the parties to such agreement and are not intended as a document for investors and the public to obtain factual information about the current state of affairs of the Company. Rather, investors and the public should look to other disclosures contained in the Company’s filings with the SEC.

The foregoing description of the Securities Purchase Agreement does not purport to be complete and is qualified in its entirety by the full text of that agreement, the form of which is attached hereto as Exhibit 10.1.

The legal opinion of Maples and Calder relating to the legality of the issuance and sale of the Ordinary Shares in the Offering is attached as Exhibit 5.1 to this Report of Foreign Private Issuer on Form 6-K. The legal opinion of DeHeng Law Offices (Shenzhen) regarding certain legal matters as to the laws of the People’s Republic of China is attached as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K.

On June 6, 2023, the Company issued a press release announcing the launch of the Offering. A copy of that press release is attached as Exhibit 99.2 to this Report of Foreign Private Issuer on Form 6-K and is incorporated by reference herein.

EXHIBIT INDEX

Exhibit	Description
4.1	Form of Warrant
5.1	Legal Opinion of Maples and Calder
10.1	Form of Securities Purchase Agreement, dated June 5, 2023, by and between the Company and the purchasers listed on the signature pages thereto
23.1	Consent of Maples and Calder (contained in Exhibit 5.1)
23.2	Consent of DeHeng Law Offices (Shenzhen) (contained in Exhibit 99.1)
99.1	Legal Opinion of DeHeng Law Offices (Shenzhen)
99.2	Press Release issued by the Company on June 6, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EZGO Technologies Ltd.

By:	/s/ Jianhui Ye
Name:	Jianhui Ye
Title:	Chief Executive Officer

Date: June 6, 2023

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